Exhibit 12.1

LandAmerica Financial Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Years Ended December 31,
	2004	2003	2002	2001	2000

Earnings:
Pre-Tax Earnings	$226.1	$296.9	$229.8	$94.2	$(128.2)
Income or Loss from Equity Investees	(13.7)	(16.7)	(10.1)	(3.2)	(0.6)
Minority Interest	2.3	1.5	0.0	0.0	—
Fixed Charges	48.6	31.9	28.1	28.5	28.4
Distributed Income of Equity Investees	11.6	12.7	7.0	3.5	1.5
Minority Interest for which no Fixed Charges Were Incurred	(2.3)	(1.5)	0.0	0.0	—

Earnings as Adjusted	$272.6	$324.8	$254.8	$123.0	$(98.9)

Fixed Charges:
Interest Costs	$26.3	$13.1	$12.4	$12.8	$13.6
Amortization of Debt Costs	0.5	—	—	—	—
Interest within Rental Expense (1)	21.8	18.8	15.7	15.7	14.8

Total Fixed Charges	$48.6	$31.9	$28.1	$28.5	$28.4

Ratio of Earnings to Fixed Charges	5.61	10.19	9.05	4.32	— (2)

(1)	Assumes a 9% interest rate on rental payments.
(2)	In 2000, our earnings were not sufficient to cover our fixed charges due to non-cash charges of $177.8 million associated with a change in our method of assessing the recoverability of goodwill. The amount of the earnings deficiency was $70.5 million.